FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Intershop Communications Reports Fourth Quarter
And Full Year 2002 Financial Results

INTERSHOP Communications Aktiengesellschaft

(Name of Registrant)

INTERSHOP Communications Stock Corporation
(Translation of registrant’s Name into English)

Intershop Tower
07740 Jena
Federal Republic of Germany
(011) 49-3641-50-0
(Address and Telephone Number of registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If “Yes”is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Intershop Communications Reports Fourth Quarter
And Full Year 2002 Financial Results

Intershop Reaches EBITDA Breakeven For Fourth Quarter 2002;
Cash Positive In Fourth Quarter

Jena, Germany –February 14, 2003 - Intershop Communications AG (Nasdaq: ISHP; Prime Standard: ISH1), a leading provider of e-commerce software for global enterprises, today announced financial results for the fourth quarter and full year 2002, ended December 31, 2002.

Intershop met its stated fourth quarter 2002 guidance for revenue as well as for earnings before interest, taxes, depreciation, and amortization (EBITDA). With a 34% sequential increase in fourth quarter 2002 revenue and a positive fourth quarter 2002 EBITDA result, the company was cash positive at the end of the fourth quarter of 2002.

Fourth quarter 2002 revenue rose by 34% sequentially, to Euro 12.0 million, compared with revenue of Euro 8.9 million in the third quarter of 2002. Fourth quarter 2002 revenue rose by 3%, compared to Euro 11.7 million in the fourth quarter of 2001. Fourth quarter 2002 license revenue rose by 85% sequentially and by 58% year over year, to Euro 6.5 million. For the full year 2002, Intershop recorded total revenue of Euro 45.1 million compared with revenue of Euro 68.7 million in fiscal year 2001, reflecting a challenging IT spending environment throughout the year. Full year 2002 license revenue rose to Euro 22.5 million, an increase of 10% compared to full year 2001.

Intershop reported a positive fourth quarter 2002 EBITDA result of Euro 0.1 million, slightly exceeding management guidance given on October 30, 2002. This compares to a fourth quarter 2001 EBITDA loss of 10.7 million. The company reported a fourth quarter 2002 net loss of Euro 1.0 million or a net loss of Euro 0.05 per share. This compares to a net loss of Euro 24.7 million or a net loss of Euro 0.28 per share in the fourth quarter of 2001.

Evidencing disciplined cost management across the entire organization, Intershop reduced its fourth quarter 2002 total operational cost (cost of revenue and operating expense) by 19% sequentially and by 63% year over year, to Euro 13.5 million.

The company generated Euro 2.1 million in cash during the fourth quarter of 2002, representing a 10% sequential increase. Intershop ended fiscal year 2002 with cash, cash equivalents, marketable securities, and restricted cash totaling Euro 22.5 million as of December 31, 2002.

Intershop Highlights

Unified Commerce Management (UCM)

  In fiscal year 2002, Intershop developed ”Unified Commerce Management” (UCM), a best-practices strategy which was publicly announced in January of 2003. In parallel, Intershop developed the technical foundation of its next-generation e-commerce software.

  UCM is a strategy for companies that want to realize competitive advantages by integrating all e-commerce processes in order to achieve maximum customer satisfaction. Furthermore, the UCM strategy provides a single point of control, offering enterprise clients the business flexibility to integrate electronic commerce processes across disparate countries, markets, business units, applications and systems.

  The Enfinity MultiSite solution forms the technical foundation of Intershop's new UCM strategy. Enfinity Multisite has proven itself with Fortune 1000 companies, and now offers customers a pathway to embrace Unified Commerce Management. Intershop sold eight Enfinity MultiSite solutions during the fourth quarter, generating 47% of total license revenue.

Operational Highlights

  Intershop sold 33 new Enfinity product family configurations (i.e. platforms and solutions) during the fourth quarter of 2002, bringing the total number of Enfinity family configurations sold to date to 412 worldwide.

  Intershop earned significant repeat business (92% of license revenue) from blue-chip customers such as Deutsche Telekom, T-Systems, the Otto Group, Hewlett-Packard, and Sony. New customers included Orange, Vink Holding, and Gemplus.

  15 Intershop-powered websites went live in the fourth quarter of 2002, including sites for Sony, Volkswagen Votex, Linde, BMW, Obi, the New South Wales Department of Public Works and Services (DPWS) in Australia, TRW, and Sonera.

Financial Highlights

  Revenue for the quarter rose 34% sequentially, to Euro 12.0 million, in line with management’s fourth quarter 2002 guidance.

  License revenue grew by 85% sequentially, to Euro 6.5 million in the fourth quarter of 2002. Fourth quarter 2002 license revenue grew by 58% year over year.

  Intershop reported a positive fourth quarter 2002 EBITDA result of Euro 0.1 million, slightly exceeding management guidance given on October 30, 2002. This compares to a fourth quarter 2001 EBITDA loss of 10.7 million.

  Fourth quarter 2002 net loss of Euro 1.0 million (net loss of Euro 0.05 per share), compared to a net loss of Euro 7.5 million (net loss of Euro 0.08 per share) in the third quarter of 2002 and a net loss of Euro 24.7 million or a net loss of Euro 0.28 per share in the fourth quarter of 2001.

  Intershop reduced total operational costs by 19% sequentially, from Euro 16.7 million in the third quarter of 2002 to Euro 13.5 million in the fourth quarter of 2002. Compared to the fourth quarter of 2001, Intershop reduced its total operational costs by Euro 23.1 million or 63%.

  Fourth quarter 2002 gross margin increased to 68%, from 48% in the third quarter of 2002. Gross margin expansion during the quarter reflects an improved license to service revenue ratio of 54% to 46% of total revenue.

  As of December 31, 2002, cash, cash equivalents, marketable securities, and restricted cash totaled Euro 22.5 million, compared with Euro 20.4 million at the end of the third quarter of 2002. Increased focus on accounts receivable management resulted in a reduction of days sales outstanding (DSO) from 124 in the third quarter of 2002 to 78 in the fourth quarter of 2002. Gains made in reducing DSO positively impacted Intershop’s cash flow during the fourth quarter of 2002.

  Workforce was reduced by a net 34 full-time equivalent employees during the fourth quarter, to a total of 479 full-time equivalent employees as of December 31, 2002.

Management Review

Stephan Schambach, Chief Executive Officer of Intershop, commented, “I am pleased with the progress we made during the fourth quarter and throughout 2002, overcoming ongoing market constraints and achieving EBITDA profitability, our most important goal. While economic conditions and weakness in global IT spending combined to make the fourth quarter, and 2002 as a whole, a very challenging period, we are poised to lead an important and emerging software segment, Unified Commerce Management (UCM) as we enter 2003. Our UCM message is resonating well with our customers, industry analysts, and the media, while our Enfinity MultiSite solution continues to gain traction in the marketplace. We believe that UCM will help drive future sales of our Enfinity MultiSite solution.”

Dr. Juergen Schoettler, Chief Financial Officer of Intershop, said, “In the fourth quarter and throughout 2002, we made significant advancements toward our financial goals. Through prudent fiscal management, we significantly reduced our operational cost base, significantly reduced our accounts receivables, increased our liquidity for the quarter, and achieved EBITDA break-even. In addition, we continued to take appropriate steps to strengthen our financial flexibility. As we move into 2003, the company is much better positioned today than it was a year ago.”

Business Outlook

Against the backdrop of continuing weakness in global IT spending and first quarter seasonality, Intershop anticipates total revenue in the first quarter of 2003 will be lower than total revenue in the fourth quarter of 2002 and total revenue for the full year of 2003 will be approximately flat year over year. As announced on January 21, 2003, the company plans to reduce its total operational cost base (cost of revenue and operating cost) to a quarterly run rate of approximately Euro 13 million. In view of the ongoing volatility in the e-commerce market, Intershop’s cost saving plan is aimed at redeploying the company’s resources to better execute its strategic plan. The company’s cost saving actions are expected to be completed in the first quarter of 2003, when the company anticipates taking a restructuring charge of approximately Euro 1.5 million. Savings are expected to be realized in full from the second quarter of 2003 onwards. Intershop forecasts EBITDA break-even for fiscal year 2003, with quarterly fluctuations around break-even anticipated.

Investor Conference Call Information

The company will hold a conference call (audio Webcast at http://www.intershop.com, section investors) with Chief Executive Officer Stephan Schambach and Chief Financial Officer Dr. Juergen Schoettler to discuss the fourth quarter and full year 2002 results in more detail. The conference call is scheduled for Friday, February 14, 2002, at 10:00 a.m. Central European Time / 4:00 a.m. Eastern Standard Time / 1:00 p.m. Pacific Standard Time. A replay of the call will be made available via the Internet at http://www.intershop.com.

About Intershop Communications

Intershop Communications (Nasdaq: ISHP; Prime Standard: ISH1) is the market leader in Unified Commerce Management (UCM), which creates strategic differentiation for companies by integrating e-commerce processes across the extended enterprise. Intershop Enfinity, based on the best practices of Unified Commerce Management, enables companies to manage multiple business units from a single commerce platform, optimize their business relationships, improve business efficiencies and cut costs to increase profit margins. By streamlining business processes, companies can achieve a higher return on investment at a lower total cost of ownership, increasing the lifetime value of customers and partners. Intershop has more than 300 enterprise customers worldwide in a broad range of industries, including multichannel retail and high technology. Customers including Hewlett-Packard, Bosch, BMW, TRW, Bertelsmann, Otto and Homebase have selected Intershop's Enfinity as the cornerstone of their global e-commerce strategies. More information about Intershop can be found on the Web at http://www.intershop.com.

Investor Relations and Press:

Klaus F. Gruendel

T: +49-40-3641-50-1000

F: +49-40-3641-50-1009

k.gruendel@intershop.com

This press release may contain forward-looking statements regarding future events or the future financial and operational performance of Intershop. Actual events or performance may differ materially from those contained or implied in such forward-looking statements. Risks and uncertainties that could lead to such difference could include, among other things: Intershop's limited operating history, the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, consumer trends, the level of competition, seasonality, risks related to electronic security, possible governmental regulation, and general economic conditions. Additional information regarding factors that potentially could affect Intershop's business, financial condition and operating results is included in Intershop's filings with the Securities and Exchange Commission, including the company's Form 20-F dated May 9, 2002.

Intershop Communications AG Condensed Consolidated Balance Sheet (U.S.GAAP) (in thousands Euro)
	December 31,	December 31,
	2002	2001
	(unaudited)
ASSETS	€	€
Current assets:
Cash and cash equivalents	11.303	9.107
Marketable securities	4.172	19.358
Restricted cash	7.073	7.873
Trade receivables, net of allowances for doubtful accounts of		-
(€7,511) and (€13,940), respectively	11.131	11.679
Prepaid expenses and other current assets	7.427	9.976
Total current assets	41.106	57.993
Property and equipment, net	4.301	13.522
Investments	-	-
Goodwill and acquired intangible assets, net	4.473	4.473
Other assets	2.268	3.628
Total assets	52.148	79.616
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Current debt and current maturities of long-term debt	98	99
Accounts payable	840	3.540
Accrued restructuring costs	4.881	10.653
Other Accrued liabilities	13.472	15.602
Deferred revenue	6.295	5.569
Total current liabilities	25.586	35.463
Long Term liabilities	152	177
Deferred revenue	38	103
Total liabilities	25.776	35.743
Shareholders' equity
Common stock, stated value €1-authorized: 18,442,344 shares;
outstanding: 19,306,400 shares at December 31, 2002 and 88,191,322
shares at December 31, 2001 respectively	19.306	88.191
Paid-in capital	92.310	13.420
Accumulated deficit	(88.186)	(60.632)
Accumulated other comprehensive income	2.942	2.894
Total shareholders' equity	26.372	43.873
Total liabilities and shareholders' equity	52.148	79.616

Intershop Communications AG Condensed Consolidated Statement of Operations (U.S.-GAAP) (In thousands Euro, except per share amounts)
	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2002	2001	2002	2001
	(unaudited)		(unaudited)
	€	€	€	€
Revenues:
Licenses	6.493	4.120	22.462	20.480
Services, maintenance and other revenue	5.462	7.540	22.635	48.174
Total revenues	11.955	11.660	45.097	68.654
Cost of revenues:
Licenses	115	179	1.288	2.338
Services, maintenance and other revenue	3.751	7.481	17.814	41.433
Total costs of revenues	3.866	7.660	19.102	43.771
Gross Profit	8.089	4.000	25.995	24.883
Operating expenses:
Research and development	1.421	2.642	7.225	15.179
Sales and marketing	6.975	9.515	29.363	60.766
General and administrative	1.313	2.753	12.760	38.108
Goodwill and acquired intangible asset amortization	-	12.387	-	21.091
Restructuring costs	(115)	1.715	5.326	23.276
Total operating expenses	9.594	29.012	54.674	158.420
Operating income (loss)	(1.505)	(25.012)	(28.679)	(133.537)
Other income (expense):
Interest income	218	408	651	3.759
Interest expense	(7)	(58)	(31)	(76)
Write down of investments	-	-	-	(2.482)
Other income (expense), net	257	(26)	504	538
Total other income (expense)	468	324	1.124	1.739
Net income (loss)	(1.037)	(24.688)	(27.555)	(131.798)
Basic earnings (loss) per share	(0,05)	(0,28)	(1,47)	(1,5)
Shares used in computing:
For basic earnings (loss) per share	19.306	88.191	18.731	88.133

Intershop Communications AG Condensed Consolidated Statement of Cashflows (U.S.GAAP) (in thousands Euro)
	Year Ended
	December 31,
	2002	2001
	(unaudited)
	€	€
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	(27.555)	(131.798)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	9.115	14.146
Amortization of goodwill	-	21.091
Depreciation of investments	-	2.482
Provision for doubtful accounts	(4.686)	13.712
Loss/(Gain) on disposal of marketable securities	152	(1.552)
Loss on disposal of equipment	689	137
Change in:
Accounts receivable	4.809	12.446
Prepaid expenses and other current assets	2.497	(4.050)
Other assets	1.104	(738)
Accounts payable	(2.643)	(6.946)
Deferred revenue	818	(1.383)
Accrued restructuring liability	(5.773)	10.653
Accrued expenses and other liabilities	(1.270)	824
Net cash used in operating activities	(22.743)	(70.976)
CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash	800	(7.705)
Sale proceeds on disposal of equipment	536	456
Purchases of equipment, net of capital leases	(670)	(5.731)
Sale proceeds on disposal of marketable securities	47.541	92.605
Purchase of marketable securities	(32.498)	(83.875)
Net cash used in investing activities	15.709	(4.250)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of common stock	10.005	519
Net cash provided by financing activities	10.005	519
Effect of change in exchange rates on cash	(775)	(248)
Net change in cash and cash equivalents	2.196	(74.955)
Cash and cash equivalents, beginning of period	9.107	84.062
Cash and cash equivalents, end of period	11.303	9.107

Intershop Communications AG Consolidated Statement of Convertible Redeemable Preferred Stock and Shareholders` Equity (in thousands €, except share data)
	Common Stock
	Shares	Stated Value	APIC	Notes Receivable	Deferred Compen- sation	Accumu- lated Deficit	Compre- hensive Income (Loss)	Total Stock- holders' Equity	Cumulative Compre- hensive Income (Loss)
Balance, December 31, 1999	84.390.520	16.878	48.169	(141)	(273)	(45.406)	3.637	22.865	(14.716)
Net loss						(38.923)		(38.923)	(38.923)
Foreign currency translation adjustments							1.523	1.523	1.523
Unrealized gain (loss) on available for sale security, net							(3.451)	(3.451)	(3.451)
Private placement of common stock, net	500.000	100	38.900					39.000
Issuance of common stock for secondary offering, net	1.675.000	335	111.876					112.211
Conversion of preferred stock of subsidiary to common stock of parent, net of share amounts not converted	280.000	56	(56)
Issuance of common stock for acquisitions	275.011	275	22.586					22.861
Exercise of stock options	882.485	334	4.635					4.969
Capital contribution (net of tax)			12.500					12.500
Collections on notes receivables from stockholders				141				141
Amortization of deferred compensation					273			273
Allocation of par value resulting from stock split		70.025	(70.025)
Balance, December 31, 2000	88.003.016	88.003	168.585	-	-	(84.329)	1.709	173.969	(40.851)
Net loss						(131.798)		(131.798)	(131.798)
Foreign currency translation adjustments							837	837	837
Unrealized gain (loss) on available for sale security, net							348	348	348
Exercise of stock options	188.306	188	330					518
Appropriation of paid in capital			(155.495)			155.495
Balance, December 31, 2001	88.191.322	88.191	13.420	-	-	(60.632)	2.894	43.874	(130.613)
Net loss (unaudited)						(27.555)		(27.555)	(27.555)
Foreign currency translation adjustments(unaudited)							157	157	157
Unrealized gain (loss) on available for sale security, net (unaudited)							(109)	(109)	(109)
Exercise of stock options	6.678	7	(3)					4
Private placement of common stock, net (unaudited)	8.334.000	8.334	1.667					10.001
Allocation of par value resulting from reverse stock split	(77.225.600)	(77.226)	77.226
Balance, December 31, 2002	19.306.400	19.306	92.310	-	-	(88.187)	2.942	26.372	(27.507)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERSHOP Communications Aktiengesellschaft

Date: February 14, 2003	By: /s/ Stephan Schambach
Stephan Schambach
Chief Executive Officer
(Vorstandsvorsitzender)